Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               September 5, 2019


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1941
              Global Balanced Income Builder Portfolio, Series 14
                       File Nos. 333-232815 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1941, filed on July 25, 2019 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Global Balanced Income Builder Portfolio, Series 14 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Principal Investment Strategy" section states that the Trust may invest in exchange-traded funds that may invest in municipal bonds. If an exchange-traded fund invests principally in such securities, please provide the corresponding risk disclosures.

     Response: If an exchange-traded fund that the Trust invests in invests principally in municipal bonds, the Trust will add the corresponding risk disclosures.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren